Exhibit 99.4

Presidio Production Company

Reserves and Economic Evaluation

YE2024 Reserves

Operated and Non-Operated Assets

located in Oklahoma

Effective: January 1, 2025

SEC Pricing

Prepared: September 20, 2026

By: Candace Cantrell, P.E.

September 20, 2026

Presidio Production Company

Re:	Reserve & Economic Evaluation
Operated and Non-Operated Assets
YE2024 Reserves – SEC Price

Executive Summary

An engineering and economic evaluation was prepared for oil and gas reserves located in Oklahoma in which Canyon Creek Energy Arkoma (“CCE”), Alchemist Energy LeaseCo, LP, Pivotal Arkoma Basin II, LLC, East Dennis Oil Company LLC, FBF Energy LLC, Harbor Island Investment Management, LLC, and Harvard Petroleum Company, LLC own a working interest. These interests have been summed for this evaluation and are referred to as “Total Entities”.

The oil and gas reserves associated with these properties were evaluated and classified as Proved Reserves in accordance with the definitions and regulations of the U.S. Securities and Exchange Commission (SEC). The Proved reserves include fifty-six (56) horizontal Proved Developed Producing (PDP) wells and four (4) horizontal Proved Developed non-Producing (PDNP) wells.

Remaining reserves, future cashflow, and present worth values were calculated as of January 1, 2025.

The reserves and economics were determined using SEC YE2024 pricing as of January 1, 2025. Table 1 summarizes the estimated net reserves and future net revenue (cashflow), discounted and undiscounted, to the Total Entities interest in these properties.

Table 1 - Net Reserve and Economic Report Summary
Reserve Category	# Wells	Oil (Mbbl)	Gas (MMcf)	NGL (Mbbl)	Net Investment ($M)	Net Cashflow ($M)	PV 10% ($M)
Proved	70	54	83,415	5,952	609	148,392	69,799
PDP	56	37	80,327	5,730	0	144,702	68,379
PDNP	4	18	3,088	223	609	3,926	1,597
PDSI	10	0	0	0	0	-236	-177

Economic Evaluation

Future Income

Future net revenue in this report includes deductions for state production taxes. Future net cashflow is after deducting state production taxes, future capital investments, and lease operating expenses but before consideration of any state and/or federal income taxes. For the purposes of this evaluation, future capital investments include costs for drilling, completing, and equipping new wells. Abandonment costs of 40 M$ at the end of well life for each well have been included in this evaluation. The future net cashflow has not been adjusted for any outstanding loans that may exist, cash on hand, or undistributed income. Future net cashflow has been discounted at an annual rate of ten percent (10%) to determine its “present worth.” The present worth is shown to indicate the effect of time on the value of money. Future net revenue (cashflow) presented in this report, whether discounted or undiscounted, should not be construed as being the fair market value of the properties evaluated.

Interests

Well interests were provided by CCE and are shown in Exhibit A.

Product Pricing

Per SEC rules, the SEC pricing is determined by calculating the unweighted arithmetic average of the first-day-of-the-month NYMEX oil and gas pricing for the prior twelve calendar months (January 2024 through December 2024) to the date of evaluation. All prices are held constant throughout the lives of the properties. For year-end 2024, the unweighted arithmetic average NYMEX (Cushing) oil price is 75.48 $/bbl and the average NYMEX (Henry Hub) natural gas price is 2.13 $/MMbtu. Prices were adjusted for quality, basis, energy content, transportation fees and other market differentials based on an analysis of revenue data.

Differentials to NYMEX pricing were calculated by examining revenue statements and financial information to determine deductions or increases to oil and gas prices due to Btu, differentials, processing, transportation, and/or contract terms. NGL pricing was calculated using Ethane Rejection mode. The pricing adjustments and differentials are shown by well in Exhibit B.

Expenses

Fixed and variable expenses were calculated by examining financial information to model the well life expenses changes for all producing wells. Expenses were not escalated and are shown in Exhibit B.

Future Well Investments

Capital expenses to repair the PDNP wells and timing for workover operations were provided by CCE and appear to be reasonable. Pinnacle cannot be responsible for capital costs that exceed or are less than these estimates. Capital expenses are shown in Exhibit B.

Reserve Determination

RESERVE DISCUSSION

Remaining recoverable reserves are those quantities of petroleum which are anticipated to be commercially recovered from known accumulations from a given date forward. All reserve estimates involve some degree of uncertainty depending primarily on the amount of reliable geologic and engineering (production, pressure) data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty is conveyed by classifying reserves as Proved (highly certain) or Non-Proved (less certain). The estimated reserves and revenues shown in this report were determined by SEC standards for Proved Developed Producing (PDP) wells and Proved Developed Non-Producing (PDNP).

Proved reserves are those quantities of petroleum which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs with defined limits and under current economic conditions, operating methods, and government regulations. Changes in any of these variables could materially change the reserves actually recovered.

Proved reserves are further classified as Proved Developed Producing (PDP) which is assigned to wells with sufficient production history to allow material balance and decline curve analysis to be the primary methods of estimation. PDP reserves are the most reliable reserves, generally with a high degree of confidence (>90%) that actually recovered quantities will equal or exceed published reserve estimates.

Proved Developed Non-Producing (PDNP) reserves include wells that have temporarily stopped producing due to offset activity or workover operations but may return to production as soon as work has commenced.

General

The reserves and values included in this report are estimates only and should not be construed as being exact quantities. The reserve estimates were performed using accepted engineering practices and were primarily based on historical rate decline analysis for existing producers. When possible and practical, volumetric calculations and analogies were integrated into the reserve estimates. As additional pressure and production performance data becomes available, reserve estimates may increase or decrease in the future. The revenue from such reserves and the actual costs related may be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the prices actually received for the reserves included in this report and the costs incurred in recovering such reserves may vary from the price and cost assumptions referenced. Therefore, in all cases, estimates of reserves may increase or decrease as a result of future operations. We consider all assumptions, data, and procedures utilized in this report appropriate for the purpose of this report.

In evaluating the information available for this analysis, items excluded from consideration were all matters as to which legal or accounting interpretation, rather than engineering interpretation, may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and such conclusions necessarily represent only informed professional judgments.

Pinnacle Energy Services, LLC is an established petroleum engineering consulting firm. We hereby confirm that neither this firm, its affiliates, nor any of its employees, members, officers, or directors has, or is committed to acquire any interest, directly or indirectly, in the properties covered by this report, in any partnership, any general partner of the partnerships, nor is this firm or any employee, member or officer, or director thereof otherwise affiliated with any partnership or any such general partner. This report was completely independently prepared by Pinnacle Energy Services, LLC and our engagement and payment for services in connection with this report is independent of the outcome and not on a contingent basis.

The titles to the properties have not been examined nor has the actual degree or type of interest owned been independently confirmed. A field inspection of the properties is not usually considered necessary for the purpose of this report.

All information reviewed and utilized will be retained and is available for review by authorized parties at any time. Information used to prepare the evaluation was provided by Canyon Creek Energy Arkoma and was supplemented by public and in-house data. Pinnacle Energy Services, LLC can take no responsibility for the accuracy of the data used in the analysis, whether gathered from public sources or otherwise.

Pinnacle Energy Services, LLC

/s/ Candace Cantrell
Candace Cantrell, P.E.
Petroleum Engineer

5